UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

UCI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

New Zealand	333-173626	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Level Nine, 148 Quay Street, Auckland 1010, New Zealand

(Address of principal executive offices) (Zip Code)

Keith A. Zar                     847-482-4350

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, then provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for reporting period from January 1 to December 31, 2013.

Section 1-Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure & Report. After concluding a good faith reasonable country of origin inquiry, registrant has no reason to believe that its necessary conflict minerals may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country. Registrant’s inquiry consisted of: i) requesting that suppliers either certify that components and raw materials do not contain conflict minerals or, where present, provide declarations surrounding the origin of such conflict minerals and ii) requesting that suppliers provide the names of smelters or refiners of conflict minerals. Through this process, Registrant received the names and locations of over 200 smelters and refiners and determined that none were located in the DRC or adjoining countries. Moreover, many of the identified smelters and most of the refiners participate in the third-party audit Conflict Free Smelter Program or the London Bullion Market Association “Good Delivery” program, respectively. Registrant has otherwise assumed that smelters and refiners located outside of the DRC or an adjoining country do not source conflict minerals mined from the DRC or adjoining countries. Accordingly, Registrant concludes that it has no reason to believe that the conflict minerals necessary for the production or functionality of its products have originated from the Democratic Republic of the Congo or adjoining countries.

The information in this report will be made publicly available at: http://www.ucinc.com/investors.html.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the authorized undersigned.

UCI HOLDINGS LIMITED
(Registrant)

/s/ KEITH ZAR, Group Legal Counsel	MAY 30, 2014
By (Signature and Title)	(Date)